UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

David J. Winters c/o Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263 - 2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,543,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,543,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.7%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

Item 1.	Security and Issuer.

The name of the issuer is Consolidated-Tomoka Land Company, a Florida corporation (the "Issuer").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)            This Schedule 13D is being filed jointly by Wintergreen Advisers, LLC,  ("Wintergreen  Advisers"), a Delaware limited liability company (the "Investment Manager") and Wintergreen  Fund, Inc. ("Wintergreen  Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") (together, the "Reporting Persons").

(b)            The principal business address of the Reporting Persons is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.

(c)            Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain private investment funds, including Wintergreen Fund.  Wintergreen Fund is an investment company registered under the Investment Company Act.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares and Wintergreen Fund may be deemed to beneficially own 1,232,334 Shares.  The source of funds used to  purchase  the  Shares was the working capital of Wintergreen  Fund and other  investment  vehicles  managed by Wintergreen Advisers.  The  aggregate  funds  used by the  Reporting  Persons to make the purchases were approximately $74.0 million.

Item 4.	Purpose of Transaction.

   The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  On Thursday, December 17, 2015, the Reporting Persons sent a letter, attached hereto as Exhibit B, to the Issuer's independent directors, reiterating the Reporting Persons' concerns regarding what the Reporting Persons view as specific examples of failure at the senior management level of the Issuer.

The Reporting Persons believe the Issuer's recent public filings have not met the standards set forth in various federal securities laws. Furthermore, the Reporting Persons believe that the Issuer's management, led by John Albright, is actively trying to deceive shareholders with filings, investor presentations and disclosures that obfuscate, confuse and hide what is really going on at the Issuer, including the trading of a blind pool with borrowed money. The Reporting Persons believe the Issuer's management violated both the letter and the spirit of multiple laws, and in light of this, expects the Issuer's Board of Directors to conduct a thorough and independent inquiry into the matters raised by the Reporting Persons and to publicly report its findings.

   The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

   The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)                 As of the date hereof, Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares (26.0%) of the Issuer, and Wintergreen Fund may be deemed to be the beneficial owner of 1,232,334 Shares (20.7%) of the Issuer, each based upon the 5,944,412 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2015.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,543,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Reporting Persons have not transacted in the shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Letter to Issuer's Independent Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2015	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D, amendment number 1, dated December 17, 2015, relating to the Common Stock, par value $1.00 per share, of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: December 17, 2015	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Exhibit B

December 17, 2015

Consolidated-Tomoka Land Co.
c/o William L. Olivari, Audit Committee Chairman
8 Creekview Way
Ormond Beach, FL 32174

Memorandum to: Consolidated-Tomoka Land Co. Independent Directors
Subject: Possible Violations of Federal Securities Laws

On November 13, 2015, Wintergreen Advisers, LLC sent the independent directors of Consolidated-Tomoka Land Co. ("CTO" or the "Company") a letter identifying what we view as specific examples of failure at the senior management level.  We would like to reiterate those concerns and to discuss them in the context of relevant federal securities laws.  We believe CTO management violated both the letter and the spirit of multiple laws, and in light of this, do not understand how CTO's board of directors ("Board") can stand by and do nothing.  At the very least, we would expect the Board to conduct a thorough and independent inquiry into these matters and to publicly report its findings.
Our overall concerns relate to the requirements of the following significant federal securities laws:
1.	Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley")
2.	Securities Act of 1933 (the "Securities Act")
3.	Securities Exchange Act of 1934 (the "Exchange Act")

In total, these laws and the rules promulgated thereunder require ongoing forthright and complete disclosure of material financial and non-financial information.  A company's management is primarily responsible for ensuring compliance with these laws.  We believe CTO's recent public filings have not met the standards set forth in these federal securities laws and furthermore, we believe that CTO's management, led by John Albright, is actively trying to deceive shareholders with filings, investor presentations and disclosures that obfuscate, confuse and hide what is really going on at CTO.

For example, in our earlier letter to the Board, we detailed the following issues:
 CTO's Use of and Disclosure Regarding Leverage
Overall, CTO's long-term debt has increased 44% in 2015 and over 135% since the beginning of 2014.  This rapid increase in the use of leverage is extremely alarming to us and we believe it puts the entire Company at risk.  In addition, based on CTO's most recent Form 10-Q, it appears that CTO is making long-term commitments with short-term borrowing, which exposes shareholders to interest rate risk.  Furthermore, we believe CTO's disclosure with regard to its use of leverage is extremely misleading to shareholders and creates the impression that CTO's low leverage character has not changed.  This obfuscation prevents shareholders from fully appreciating what we view as a substantial and radical change to CTO's business and strategy.
We believe this could create serious potential liability under Rule 10b-5 of the Exchange Act and Item 303 of Regulation S-K under the Securities Act.  Rule 10b-5 makes it unlawful for any person to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.  Here, in investor presentations, publicly-filed reports and statements certified by Mr. Albright, we believe CTO both mischaracterizes the degree of its use of leverage and fails to adequately disclose material details regarding this leverage.  Further, Item 303 of Regulation S-K requires that a company disclose a description of any known trends or uncertainties that it reasonably expects will have a material impact on its business.  Here, we believe it is clear that CTO's increased use of leverage represents a continuing trend and we question how anyone could take the view that a company which increases its leverage to such a degree would not expect that increase to have a material impact on its business.  As such, we wonder why there is not significantly more disclosure in this area.  It should be noted that the violation of these rules can result in civil or criminal penalties.
CTO's Calculation of Leverage
In a November presentation, CTO management chose to present leverage ratios against "Total Enterprise Value".  To us, this appears to purposefully understate CTO's true use of leverage in order to justify increasing leverage.  In our opinion, this is extremely dangerous and has the potential to destroy shareholder value because it prevents shareholders from adequately assessing CTO's risk profile.  In fact, if measured against CTO's Equity Market Capitalization from the same presentation, CTO's leverage would be an alarming 48%, which could force CTO to sell off its most valuable assets at a steep discount if it is unable to service its debt.  Although Mr. Albright recently stated that "[CTO] measures its net asset value on a regular basis and believe[s] that [CTO's] recent share price is not representative of the net asset value of the Company", we do not think this justifies creating a reference metric that, in our opinion, omits clear disclosure of CTO's dramatically increased leverage when measured against CTO's equity market capitalization.
In addition to Rule 10b-5 and Regulation S-K concerns similar to those discussed above, we believe Mark Patten's e-mail disclosure that CTO is using hypothetical metrics to measure net asset value is also material.  If CTO were to include these hypothetical metrics to measure net asset value in its financial reports without certain clarifications, we believe it could violate various provisions of Sarbanes-Oxley, including Regulation G which states that a company that presents a non-GAAP financial measure is required to compare such measure with the most comparable financial measure that is calculated in accordance with GAAP.  In our view, failing to provide such a comparison prevents shareholders from accurately assessing CTO's leverage.  In addition, under Section 302 of Sarbanes-Oxley, the CEO and CFO of a company are required to certify that submitted reports fairly present the financial condition of the company in all material respects and that such reports do not contain any material untrue statements or material omissions and are not misleading.  Further, under Section 902 of Sarbanes-Oxley, persons can be held liable for attempting or conspiring to commit violations of Sarbanes-Oxley.  We believe CTO's management, including Mr. Albright, intentionally misled shareholders and hid CTO's true level of leverage by measuring CTO's leverage in such a way that, in our opinion, would not have been permissible under Sarbanes-Oxley if included in CTO's financial statements.  Violations of Sarbanes-Oxley and the rules promulgated thereunder can result in fines, imprisonment, the claw back of bonuses and private causes of action under Rule 10b-5.

CTO's Securities and Derivatives Portfolios
CTO has recently dramatically expanded an investment portfolio and initiated a derivatives portfolio, with extremely limited disclosure to shareholders.  For example, CTO is trading "put options . . . related to common stock investments" and these investments are priced using Level 2 inputs.  These activities raise a number of questions for us, and we would have expected a high level of detail in CTO's reports to shareholders.  Additionally, we believe that CTO's management is trading this blind pool with borrowed money.  Unfortunately we have found CTO's disclosure around these matters woefully inadequate.  According to CTO's Form 10-Q, Messrs. Albright and Patten have determined CTO is in compliance with SEC regulations, but we believe these investment activities require a higher level of disclosure.  Under Item 305 of Regulation S-K, a company is required to disclose in its Form 10-Q, material qualitative and quantitative information about the market risk inherent in the financial and derivative instruments that it trades, including the primary market risk exposures and how they have changed in the past year and how they are managed.  Here, we believe CTO's dearth of disclosure around these activities could give rise to violations of Item 305 of Regulation S-K, whereby CTO management has failed to disclose material information regarding investment and derivatives portfolios that are becoming a larger and larger part of CTO's business plan.  In addition, this same conduct could give rise to a Rule 10b-5 violation whereby CTO and its management could be held liable for omitting to state material facts necessary in order to make the Form 10-Q not misleading
In conclusion, we believe CTO management's pattern of apparent mistruths and misrepresentations must be immediately investigated by the Board.  Not only do shareholders deserve an accurate picture of CTO's activities and financial health, the items we have detailed in this letter may represent a massive overhanging liability for CTO and its shareholders and should be addressed without delay.  It is the Board's responsibility to look after the interests of its shareholders.  It is of paramount importance that the Board takes a more active role in the direction and management of the company.  In a recent speech, SEC Commissioner Luis Aguilar remarked "Good corporate governance also helps to remind the company's directors that they work for the company's shareholders, not for themselves, and certainly not for management."1 The focus, front and center, belongs on the maximization of shareholder value.  We believe the Directors need to immediately review and address the concerns that we raise in this letter.  We are disappointed that the Board has not meaningfully responded to our recent letter and expected better, but we are willing to work with CTO's Board to get to the bottom of what we view as CTO management's recent failures.

Regards,
David J. Winters CEO                                     Liz Cohernour, COO

1 Luis A. Aguilar, SEC Commissioner, 4/21/14, Emory University School of Law.